UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form U-3A-2			File No. 61-193


Statement by Holding Company Claiming Exemption Under Rule U-
3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

	C. T. WILLIAMS & CO., INC.
	and
	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

	1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

C. T. WILLIAMS & CO., INC.

A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.
 (The company changed its name from Williams Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

An 81.37% owned subsidiary corporation of C. T. Williams
& Co., Inc., organized under the laws of the Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas
Service corporation to Southwestern Virginia Energy
Industries, Ltd.  The corporation is a Public Utility
Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.

SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized June 30,
1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia
Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

MIDWAY BOTTLED GAS COMPANY, INC.

A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its business is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

SOUTHWESTERN VIRGINIA GAS COMPANY

A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public
Utility company subject to the jurisdiction of the State
Corporation Commission of Virginia, doing business exclusively in Virginia.

DUMBARTON UNDERGROUND, INC.

A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation changed its name from Batts Neck Properties, Inc. to Dumbarton Underground, Inc. July 1, 2001. The corporation is engaged in underground boring operations.
 All of the business is carried on in the Commonwealth of Virginia.

FIREPLACES AND SUCH, INC.

A 67.667% owned subsidiary corporation of Midway Bottled
Gas Company, Inc., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the retail sale of fireplaces and accessories. All of the business is carried on in the Commonwealth of Virginia.

	2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:

C. T.WILLIAMS & CO., INC.

C. T. Williams & Co., Inc. is a Public Utility Holding
Company, which was organized under the laws of the Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern
Virginia Energy Industries, Ltd., and various other investments.

SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

Southwestern Virginia Energy Industries, Ltd., is a
public utility holding company.  Its business is to own
161,045 shares (100%) of Southwestern Virginia Gas
Company common stock, a public utility company;  5,000
shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas
Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 1,350 shares
(100%) of Dumbarton Underground, Inc. common stock; and other investments.

SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The Company purchases its natural gas requirements from Williams Co.
and BP Energy Company at various points on Transcontinental Gas Pipeline Corporation's (Transco) system. The gas is transmitted from the point of purchase to the Company's tie in with Transco and then to the city of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania, Virginia.

3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

(a)	Number of Kwh. of electric energy sold (at
retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

	No electric energy was sold and 1,294,163 Mcf of natural gas was sold in Virginia with associated revenues of $10,767,427, and 183,404 Mcf of natural gas was transported to Virginia with associated revenues of $82,202 by the subsidiary public utility, Southwestern Virginia Gas Company.

(b)	Number of Kwh. of electric energy and Mcf of
natural or manufactured gas distributed at retail outside the State in which each such company is organized:

			NONE

(c)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

			NONE

(d)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas purchased outside of State in which each such company is organized, or at the State line.

1,255,764 Mcf. purchased in Texas,
Louisiana, and Mississippi with
associated cost of $7,666,136

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of
the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

			NONE

(b)	Name of each system company that holds an
interest in such EWG or foreign utility company;
and description of interest held.

			NONE

(c)	Type and amount of capital invested, directly
or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

			NONE

(d)	Capitalization and earnings of the EWG or
foreign utility company during the reporting period.

			NONE

(e)	Identify any service, sales or construction
contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

			NONE


	EXHIBIT A

	A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

	SCHEDULES 1 AND 2

	Attached Hereto

	The above-named claimant has caused this statement to be duly
executed on its behalf by its authorized officer on this   20
day of  February , 2004.

						C. T. WILLIAMS & CO., INC.




						By__________________________________
						    C. T. Williams, III
						     President

(CORPORATE SEAL)

ATTEST:



__________________________




						SOUTHWESTERN VIRGINIA ENERGY IND.,
						LTD.




						By____________________________
						    Ralph J. Pruitt
						    Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:



_________________________

	Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

				Ralph J. Pruitt
				Vice President of Finance & Treasurer
				Southwestern Virginia Energy Ind., Ltd.
				208 Lester Street
				Martinsville, Virginia 24112


				C. T. Williams, III
				President
				C. T. WILLIAMS & CO., INC.
				9690 Deereco Road
				Suite 130
				Timonium, Maryland  21093


EXHIBIT B

Item No.   Caption Heading                    Amount

        1      Total Assets 			=   $12,103,346
        2     Total Operating Revenues		=    15,883,140
        3     Net Income			=       543,792


	EXHIBIT C

		There are no EWG or foreign utility companies in the holding company system.


C. T. WILLIAMS
& CO., INC.                                                                                              Exhibit A
CONSOLIDATING STATEMENT                                                                                 Schedule 1
OF INCOME & RE
YEAR ENDING  12/31/2003
                            SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST   FIREPLACES
                          VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA   AND SUCH
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      INC.       ELIMIN       TOTAL

Sales                               2,086,062 2,065,070                 418,632 10,893,491    419,886              15,883,140


Costs and Exp
  Cost of Sales                     1,145,074 1,077,864                 187,578  7,947,643    185,283              10,543,441
  Operating & Gen Exp       380,085   604,591   632,227   114,038       152,869  1,977,355    118,551               3,979,716
  Depreciation                3,597   102,534   135,823                  43,687    363,095     11,447                 660,183


    Total Costs & Exp       383,682 1,852,199 1,845,914   114,038       384,134 10,288,093    315,281            0 15,183,340


Other Income
  Dividends                 568,442                       263,303                                         (801,137)    30,608
  Gain or Loss on Assets                                    9,637             0                                         9,637
  Other Income                5,097     6,039     5,391    47,783         1,265     10,408        638         (393)    76,228

Total Other Income          573,539     6,039     5,391   320,722         1,265     10,408        638     (801,530)   116,473


Other Expenses                         11,388    10,095                             71,992      3,030         (393)    96,113


Inc Before Inc Taxes        189,857   228,514   214,452   206,685        35,763    543,813    102,213     (801,137)   720,160

Income Taxes               (189,661)   86,681    80,497   (40,067)       11,998    202,249     24,672                 176,368


Net Income                  379,518   141,833   133,955   246,752        23,766    341,564     77,541     (801,137)   543,792

Retained Earn, Beg        2,059,233   566,814   384,284   960,913       134,391  2,980,715     (1,631)    (488,914) 6,595,806


    Subtotal              2,438,751   708,647   518,239 1,207,665       158,157  3,322,279     75,911   (1,290,051) 7,139,598

Dividends Paid             (297,924) (160,000) (150,000) (233,742)      (20,250)  (228,463)                801,137   (289,242)


Retained Earn, End        2,140,828   548,647   368,239   973,923       137,907  3,093,816     75,911     (488,914) 6,850,357



C. T. WILLIAMS
& CO., INC.                                                                                              Exhibit A
CONSOLIDATING                                                                                         Schedule 2 Page 1 of 2
BALANCE SHEET
12/31/03                    SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST   FIREPLACES
                          VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA   AND SUCH
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      INC.       ELIMIN       TOTAL
          ASSETS
Current Assets
  Cash & Cash Equivalents   466,189    48,437   124,780  (202,334)      171,621    107,960     31,548                 748,201
  Accounts Receivable                 180,822   162,901         0        29,779  1,525,955     23,393               1,922,850
  Accts Rec - Other         204,588       714        50                                                               205,351
  Accts Rec - Affiliates    127,000     1,394                                                             (128,394)         0
  Inventories                         206,128   109,570                            625,928    154,140               1,095,766
  Funds                                                                                                                     0
  Misc Cur & Accd Assets                                                  3,401      8,187                             11,587
  Prepayments                          36,622    37,322                  11,022     77,923      3,005                 165,895

    Total Current Assets    797,778   474,116   434,623  (202,334)      215,823  2,345,954    212,086     (128,394) 4,149,651

Investments at Cost
  Various Investments       181,836                       303,961                                                     485,797
  Swest Va Energy                                          11,987                                          (11,987)        (0)
  Swest Va Gas Common       477,380                                                                       (477,380)         0
  Swest Va Gas Prefer        39,120                                                                        (39,120)         0
  Midway Bottled Gas        379,187                                                                       (379,187)         0
  Swest Va Gas Service      159,607                                                                       (159,607)         0
  C. T. Williams Co.                                                                                                        0
  Dumbarton Underground     135,000                                                                       (135,000)         0
  Fireplaces and Such                 203,000                                                             (203,000)        (0)

    Total Investments     1,372,130   203,000         0   315,948             0          0          0   (1,405,281)   485,797



Prop, Plant & Equip         276,519 1,200,723 1,190,357                 325,478 10,378,389    174,118              13,545,584
  Less: Accum Deprec         (2,515) (850,549) (795,685)               (218,129)(4,931,706)   (80,510)             (6,879,093)

Net Prop, Plant & Equip     274,005   350,174   394,673         0       107,348  5,446,683     93,608            0  6,666,491

Other Assets
  Notes Rec - Affiliat                                                                                           0          0
  Goodwill                             55,275    24,809                                                   (322,579)  (242,496)
  Other                                 8,250     2,599   985,609                   47,444                          1,043,902

    Total Other Assets            0    63,525    27,408   985,609             0     47,444          0     (322,579)   801,407


Total Assets              2,443,913 1,090,815   856,704 1,099,223       323,171  7,840,081    305,694   (1,856,255)12,103,346


C. T. WILLIAMS                                                                                           Exhibit A
& CO., INC.                                                                                           Schedule 2 Page 2 of 2
CONSOLIDATING
BALANCE SHEET               SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST   FIREPLACES
12/31/03                  VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA   AND SUCH
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      INC.       ELIMIN       TOTAL

  LIABILITIES AND
STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable               5,684   174,624   155,115                   6,763  1,263,042     30,313               1,635,540
  Accts Payable - Other                                                       0                                             0
  Accts Pay - Affiliat                            1,394                                                     (1,394)         0
  Notes Payable                                                                    500,000                            500,000
  Notes Pay - Afiliat                  107000                                                  20,000     (127,000)         0
  Current Portion-LT Debt    12,500              30,612                            102,912     12,058                 158,081
  Taxes Payable                                                          14,974    (67,289)                           (52,314)
  Dividends Payable                                                                    750                                750
  Other Accrd Exp & Pay      41,313    59,445    66,788                  11,425    382,991     29,105                 591,066
Total Current Liabil         59,496   341,069   253,908         0        33,162  2,182,406     91,476     (128,394) 2,833,123

Long Term Debt               22,500              57,596                          1,706,694    145,161               1,931,951
  Less Current Portion      (12,500)            (30,612)                          (102,912)   (12,058)               (158,081)

    Net Long Term Debt       10,000         0    26,984         0             0  1,603,782    133,103            0  1,773,870

Other Liabilities                                                                                                           0

Deferred Credits
  Other Deferred Credits      1,362    37,567    47,965    93,350        17,101    270,001                 (93,350)   373,997
  Defer Invest Tax Credit                                                           41,193                             41,193
  Defer Credits-Billed Gas                                                         167,870                            167,870
    Total Deferred Credits    1,362    37,567    47,965    93,350        17,101    479,063          0      (93,350)   583,059

Stockholders' Equity
  Preferred Stock                                                                   50,000                 (50,000)         0
  Common Stock               49,654     5,000     2,000    31,950       135,000    402,613        300     (585,220)    41,297
  Treasury Stock                                                                                                            0
  Paid in Capital           182,572   158,532   157,607                             28,403      4,904     (510,377)    21,640
  Retained Earnings       2,140,828   548,647   368,239   973,923       137,907  3,093,816     75,911     (488,914) 6,850,357

Total Stckhlds' Equity    2,373,054   712,179   527,846 1,005,873       272,907  3,574,831     81,115   (1,634,511) 6,913,294

Total Liabil
   & Stkhlds' Equity      2,443,913 1,090,815   856,703 1,099,223       323,171  7,840,082    305,694   (1,856,255)12,103,346
